Transportation and Logistics Systems, Inc.

110 Chestnut Ridge Road, Suite 444

Montvale, NJ 07645

January 30, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Transportation and Logistics Systems, Inc. (CIK: 0001463208)
Registration Statement No. 333-292710 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Transportation and Logistics Systems, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on February 2, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Angela Gomes, Esq. of Sullivan & Worcester LLP at (617) 338-2957 and that such effectiveness also be confirmed in writing.

Very truly yours,

Transportation and Logistics Systems, Inc.

By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer, Chief Financial Officer and Chairman